FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	October	……………………………………………… ,	2015

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	October 28, 2015	By……/s/…………… Shinichi Aoyama ………
(Signature)*

Shinichi Aoyama Deputy Senior General Manager Group Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND THE NINE MONTHS ENDED SEPTEMBER 30, 2015

CONSOLIDATED RESULTS FOR THE THIRD QUARTER AND

THE NINE MONTHS ENDED SEPTEMBER 30, 2015

October 27, 2015

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended September 30, 2015	Three months ended September 30, 2014	Change(%)		Three months ended September 30, 2015
Net sales	¥925,782	¥872,208	+	6.1	$7,714,850
Operating profit	77,259	71,832	+	7.6	643,825
Income before income taxes	73,961	80,164	-	7.7	616,342
Net income attributable to Canon Inc.	¥49,180	¥58,249	-	15.6	$409,833

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥45.03	¥52.67	-	14.5	$0.38
- Diluted	45.03	52.67	-	14.5	0.38

CONSOLIDATED RESULTS FOR THE NINE MONTHS

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projected
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)		Nine months ended September 30, 2015	Year ending December 31, 2015	Change(%)

Net sales	¥2,757,633	¥2,667,316	+	3.4	$22,980,275	¥3,820,000	+	2.5
Operating profit	248,168	265,020	-	6.4	2,068,067	365,000	+	0.4
Income before income taxes	238,477	276,330	-	13.7	1,987,308	355,000	-	7.4
Net income attributable to Canon Inc.	¥151,305	¥186,707	-	19.0	$1,260,875	¥225,000	-	11.7

Net income attributable to Canon Inc. stockholders per share:

- Basic	¥138.56	¥167.10	-	17.1	$1.15	¥206.04	-	10.0
- Diluted	138.55	167.10	-	17.1	1.15	-		-

	Actual
	As of September 30, 2015	As of December 31, 2014	Change(%)		As of September 30, 2015

Total assets	¥4,399,122	¥4,460,618	-	1.4	$36,659,350

Canon Inc. stockholders’ equity	¥2,903,342	¥2,978,184	-	2.5	$24,194,517

Notes:	1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.
	2.	U.S. dollar amounts are translated from yen at the rate of JPY120=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of September 30, 2015, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2015 Third Quarter in Review

Looking back at the global economy in the third quarter of 2015, the U.S. economy continued recovering smoothly as employment conditions steadily improved. As for Europe, Western European countries led a steady economic recovery. In contrast, China’s economic slowdown grew more prominent while Southeast Asian countries also faced slowdowns owing to the further depreciation of local currencies. As for the Japanese economy, improvements were seen in corporate earnings and employment conditions also continued to recover. As a result, the global economy overall continued to realize moderate growth despite some weakness in China and Southeast Asia.

As for the markets in which Canon operates amid these conditions, sales of office multifunction devices (MFDs) and laser printers increased gradually thanks to strong demand for color models in developed countries, although demand for monochrome models declined due to the economic slowdown in China and Southeast Asia. As for cameras, demand for both interchangeable-lens digital cameras and digital compact cameras continued to decline compared with last year. Additionally, demand for inkjet printers also decreased slightly from the previous year due to sluggish market conditions in China and Southeast Asia, although demand for semiconductor lithography equipment increased, fueled by continued customer investment.

The average values of the yen during the third quarter and first nine months were ¥122.12 and ¥120.96 against the U.S. dollar, respectively, year-on-year depreciations of approximately ¥18 for both periods, and ¥135.93 and ¥134.74 against the euro, respectively, year-on-year appreciations of approximately ¥2 and ¥5.

During the third quarter, despite a gradual recovery in sales of interchangeable-lens digital cameras in Japan and Europe, severe conditions continued in other regions while sales volume for digital compact cameras decreased compared with the same period of the previous year. As for office MFDs and laser printers, although sales of color machines were strong, sales of monochrome models were sluggish. Looking at semiconductor lithography equipment and flat panel display (FPD) lithography equipment, unit sales for the quarter exceeded those for the same period of the previous year, supported by favorable market conditions. Consequently, benefitting from the boost provided by the acquisition of Axis and the positive effect of favorable currency exchange rates, third quarter net sales increased 6.1% year on year to ¥925.8 billion. Net sales for the nine months ended September 30, 2015 totaled ¥2,757.6 billion, a year-on-year increase of 3.4%. The gross profit ratio for the third quarter rose 1.2 points year on year to 50.7% thanks to ongoing cost-cutting activities and highly profitable new products, and the gross profit ratio for the first nine months also increased by 0.7 points to 51.2%, remaining at a high level. Operating expenses increased 9.0% year on year to ¥392.0 billion owing to such factors as the increase in foreign-currency-denominated operating expenses after conversion into yen due to the depreciation of the yen, along with the impact of the acquisition of Axis and an increase in R&D expenses related to new products. As a result, third-quarter operating profit increased by 7.6% to ¥77.3 billion. Other income (deductions) decreased by ¥11.6 billion due to foreign currency exchange losses, leading to a year-on-year decline in income before income taxes of 7.7% to ¥74.0 billion, and a decrease in net income attributable to Canon Inc. of 15.6% to ¥49.2 billion. Operating profit for the first nine months of the year decreased by 6.4% to ¥248.2 billion while income before income tax decreased by 13.7% to ¥238.5 billion, and net income attributable to Canon Inc. for the first nine months decreased by 19.0% to ¥151.3 billion.

Basic net income attributable to Canon Inc. shareholders per share for the third quarter was ¥45.03, a decrease of ¥7.64 compared with the corresponding quarter of the previous year, and ¥138.56 for the first nine months of 2015, a year-on-year decrease of ¥28.54.

Results by Segment

Looking at Canon’s third-quarter performance by business unit, within the Office Business Unit, as for office MFDs, despite strong sales around the world of new small-office/home-office color A3 (12”x18”) imageRUNNER ADVANCE C3300-series models, which feature high image quality, user-friendliness and robust productivity, and the color A4 (letter and legal-sized) imageRUNNER ADVANCE C350/C250 lineup, total sales volume decreased, mainly due to weak sales of monochrome models in the Asian market. Among high-speed continuous-feed printers and wide-format printers, the new Océ-produced VarioPrint i300, Canon’s first high-speed sheet-fed color inkjet press, gained favorable reviews. As for laser printers, although total sales volume declined due to weak sales of monochrome models, sales of color machines increased compared with the same period of last year while sales of consumables enjoyed solid growth supported by demand in developed countries. As a result, coupled with the positive effect of favorable currency exchange rates, sales for the business unit totaled ¥510.7 billion, a year-on-year increase of 5.9%, while operating profit totaled ¥67.2 billion, a year-on-year increase of 16.2%. Sales for the combined first nine months of the year totaled ¥1,576.8 billion, growing 4.2% year on year, while operating profit totaled ¥218.3 billion, dipping 0.1% year on year.

Within the Imaging System Business Unit, although total sales volume of interchangeable-lens digital cameras declined due to market shrinkage, sales of interchangeable-lens digital cameras increased from the same period of the previous year in Japan and Europe owing to healthy demand for such new models as the EOS 5DS, EOS 5DS R, EOS Rebel T6i/EOS 750D, EOS Rebel T6s/EOS 760D and EOS M3. As for digital compact cameras, while sales volume declined amid the ongoing contraction of the market due to the effects of the growing popularity of smartphones, profitability improved thanks to the growing ratio of high-added-value models featuring high image quality and high-magnification zoom capabilities, such as the new PowerShot SX710 HS and PowerShot G3 X. As for inkjet printers, although printer unit sales volume declined from the same period of the previous year owing to the sluggish market in Southeast Asia, sales increased slightly thanks to strong sales of consumables. As a result, sales for the business unit decreased by 4.2% to ¥302.5 billion, while operating profit totaled ¥41.7 billion, a decline of 3.8%. Sales for the combined first nine months of the year totaled ¥897.7 billion, a year-on-year decrease of 4.6%, while operating profit totaled ¥121.3 billion, declining 11.0% year on year.

In the Industry and Others Business Unit, within the semiconductor lithography equipment segment, ongoing strong investment by manufacturers led to healthy sales of lithography systems for memory devices, image sensors and power semiconductor devices. The FPD lithography equipment market also enjoyed strong demand. As a result, unit sales of semiconductor lithography equipment and FPD lithography equipment for the quarter significantly exceeded those for the same period of the previous year. Consequently, along with the impact of the acquisition of Axis, which was consolidated in the second quarter, sales for the business unit increased 43.1% year on year to ¥138.8 billion while operating profit increased by ¥5.6 billion to ¥0.6 billion. Sales for the combined first nine months of the year totaled ¥358.4 billion, a year-on-year increase of 27.1%, while the operating loss totaled ¥10.3 billion owing to upfront investment into next-generation technologies.

Cash Flow

During the first nine months of 2015, cash flow from operating activities totaled ¥330.8 billion, declining ¥67.7 billion compared with the same period of the previous year due to the decrease in profit along with an increase in inventory. Cash flow from investing activities increased ¥133.1 billion year on year to ¥364.5 billion, mainly due to the payment for the acquisition of Axis. Accordingly, free cash flow totaled negative ¥33.7 billion, a decrease of ¥200.8 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥210.0 billion, mainly arising from the dividend payout.

Owing to these factors, as well as the negative impact of foreign currency translation adjustments, cash and cash equivalents decreased by ¥263.3 billion to ¥581.2 billion from the end of the previous year.

Outlook

As for the outlook in the fourth quarter, the pace of recovery in the U.S. is expected to grow stronger as employment conditions improve, while projections for the European economy point to a gradual recovery, mainly in such Western European countries as the U.K. and Germany, despite the uncertainty surrounding Russia and other developing countries in the region. With regard to the Japanese economy, the outlook indicates a gradual recovery trend, although one lacking in strength. Conversely, within the Asian economy, beginning with China, the slowdown has been growing more pronounced with a quick recovery becoming increasingly unlikely. Overall, however, the global economy is expected to move toward a modest recovery led by the U.S. and Europe.

In the businesses in which Canon is involved, although demand for office MFDs and laser printers is expected to continue to grow in developed countries, sales in China and Southeast Asia will likely face prolonged stagnation. As for interchangeable-lens digital cameras, despite the strong recovery in Japan, the U.S. and Western Europe, the market is expected to shrink due to the deterioration of the economies in the Asian region and other factors. While the digital compact camera market is also expected to shrink, demand for high-added-value models featuring high image quality and high-magnification zoom capabilities is expected to grow steadily. Looking at inkjet printers, sales are forecast to decline slightly year on year due to weak market conditions in Asian countries. Within the industrial equipment market, the outlook calls for an increase in demand for semiconductor lithography equipment compared with the previous year as manufacturers are expected to boost capital outlays, as well as increased demand for FPD lithography equipment as device manufacturers boost capital investment for larger-size LCD panels offering higher levels of resolution.

With regard to currency exchange rates for the fourth quarter, on which the Company’s performance outlook is based, Canon anticipates exchange rates of ¥120 to the U.S. dollar and ¥135 to the euro, representing a depreciation of approximately ¥15 against the U.S. dollar and an appreciation of approximately ¥6 against the euro compared with the annual average rates of the previous year.

Upon taking into consideration the sudden economic slowdown in China and elsewhere across Asia as well as other developing countries, along with the negative impact on sales and gross profit due to a revised foreign exchange rate assumption, Canon projects full-year consolidated net sales in 2015 of ¥3,820.0 billion, a year-on-year increase of 2.5%; operating profit of ¥365.0 billion, a year-on-year increase of 0.4%; income before income taxes of ¥355.0 billion, a year-on-year decrease of 7.4%; and net income attributable to Canon Inc. of ¥225.0 billion, a year-on-year decrease of 11.7%.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2015		Change	Year ended December 31, 2014	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C

Net sales	¥3,930,000	¥3,820,000	¥(110,000)	¥3,727,252	+2.5%
Operating profit	380,000	365,000	(15,000)	363,489	+0.4%
Income before income taxes	380,000	355,000	(25,000)	383,239	-7.4%
Net income attributable to Canon Inc.	¥245,000	¥225,000	¥(20,000)	¥254,797	-11.7%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of September 30, 2015	As of December 31, 2014	Change
ASSETS
Current assets:
Cash and cash equivalents	¥581,247	¥844,580	¥(263,333)
Short-term investments	15,651	71,863	(56,212)
Trade receivables, net	521,447	625,675	(104,228)
Inventories	595,071	528,167	66,904
Prepaid expenses and other current assets	331,933	321,648	10,285

Total current assets	2,045,349	2,391,933	(346,584)

Noncurrent receivables	29,607	29,785	(178)
Investments	63,832	65,176	(1,344)
Property, plant and equipment, net	1,232,026	1,269,529	(37,503)
Intangible assets, net	231,171	177,288	53,883
Goodwill	476,298	211,336	264,962
Other assets	320,839	315,571	5,268

Total assets	¥4,399,122	¥4,460,618	¥(61,496)

LIABILITIES AND EQUITY
Current liabilities:
Short-term loans and current portion of long-term debt	¥744	¥1,018	¥(274)
Trade payables	304,624	310,214	(5,590)
Accrued income taxes	34,451	57,212	(22,761)
Accrued expenses	340,840	345,237	(4,397)
Other current liabilities	190,562	207,698	(17,136)

Total current liabilities	871,221	921,379	(50,158)
Long-term debt, excluding current installments	971	1,148	(177)
Accrued pension and severance cost	280,971	280,928	43
Other noncurrent liabilities	127,965	116,405	11,560

Total liabilities	1,281,128	1,319,860	(38,732)

Equity:
Canon Inc. shareholders’ equity:
Common stock	174,762	174,762	-
Additional paid-in capital	400,666	401,563	(897)
Legal reserve	65,263	64,599	664
Retained earnings	3,296,973	3,320,392	(23,419)
Accumulated other comprehensive income (loss)	(23,920)	28,286	(52,206)
Treasury stock, at cost	(1,010,402)	(1,011,418)	1,016

Total Canon Inc. shareholders’ equity	2,903,342	2,978,184	(74,842)

Noncontrolling interests	214,652	162,574	52,078

Total equity	3,117,994	3,140,758	(22,764)

Total liabilities and equity	¥4,399,122	¥4,460,618	¥(61,496)

	Millions of yen
	As of September 30, 2015	As of December 31, 2014
Notes:

1. Allowance for doubtful receivables	¥11,735	¥12,122
2. Accumulated depreciation	2,565,650	2,519,259
3. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	91,623	144,557
Net unrealized gains and losses on securities	11,416	12,546
Net gains and losses on derivative instruments	247	(2,603)
Pension liability adjustments	(127,206)	(126,214)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2014	Change(%)

Net sales	¥925,782	¥872,208	+	6.1
Cost of sales	456,563	440,742

Gross profit	469,219	431,466	+	8.7
Operating expenses:
Selling, general and administrative expenses	309,687	284,507
Research and development expenses	82,273	75,127

	391,960	359,634

Operating profit	77,259	71,832	+	7.6
Other income (deductions):
Interest and dividend income	1,032	1,832
Interest expense	(150)	(126)
Other, net	(4,180)	6,626

	(3,298)	8,332

Income before income taxes	73,961	80,164	-	7.7

Income taxes	21,661	20,226

Consolidated net income	52,300	59,938
Less: Net income attributable to noncontrolling interests	3,120	1,689

Net income attributable to Canon Inc.	¥49,180	¥58,249	-	15.6

Results for the nine months	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)

Net sales	¥2,757,633	¥2,667,316	+	3.4
Cost of sales	1,346,057	1,320,858

Gross profit	1,411,576	1,346,458	+	4.8
Operating expenses:
Selling, general and administrative expenses	918,203	854,606
Research and development expenses	245,205	226,832

	1,163,408	1,081,438

Operating profit	248,168	265,020	-	6.4
Other income (deductions):
Interest and dividend income	4,305	5,749
Interest expense	(511)	(360)
Other, net	(13,485)	5,921

	(9,691)	11,310

Income before income taxes	238,477	276,330	-	13.7

Income taxes	80,445	83,406

Consolidated net income	158,032	192,924
Less: Net income attributable to noncontrolling interests	6,727	6,217

Net income attributable to Canon Inc.	¥151,305	¥186,707	-	19.0

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the third quarter	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2014	Change(%)

Consolidated net income	¥52,300	¥59,938	-	12.7
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(67,638)	76,251
Net unrealized gains and losses on securities	(5,356)	2,033
Net gains and losses on derivative instruments	1,625	(1,643)
Pension liability adjustments	(356)	(581)

	(71,725)	76,060

Comprehensive income (loss)	(19,425)	135,998		-
Less: Comprehensive income attributable to noncontrolling interests	597	2,297

Comprehensive income (loss) attributable to Canon Inc.	¥(20,022)	¥133,701		-

Results for the nine months	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)

Consolidated net income	¥158,032	¥192,924	-	18.1
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(51,520)	23,261
Net unrealized gains and losses on securities	(769)	645
Net gains and losses on derivative instruments	2,850	1,374
Pension liability adjustments	(1,014)	12,780

	(50,453)	38,060

Comprehensive income	107,579	230,984	-	53.4
Less: Comprehensive income attributable to noncontrolling interests	8,553	6,539

Comprehensive income attributable to Canon Inc.	¥99,026	¥224,445	-	55.9

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the third quarter	Millions of yen
Sales by business unit	Three months ended September 30, 2015	Three months ended September 30, 2014	Change(%)
Office	¥510,724	¥482,250	+	5.9
Imaging System	302,460	315,833	-	4.2
Industry and Others	138,770	96,983	+	43.1
Eliminations	(26,172)	(22,858)		-

Total	¥925,782	¥872,208	+	6.1

	Millions of yen
Sales by region	Three months ended September 30, 2015	Three months ended September 30, 2014	Change(%)
Japan	¥169,863	¥160,296	+	6.0
Overseas:
Americas	291,027	244,944	+	18.8
Europe	250,483	243,850	+	2.7
Asia and Oceania	214,409	223,118	-	3.9

	755,919	711,912	+	6.2

Total	¥925,782	¥872,208	+	6.1

Results for the nine months	Millions of yen
Sales by business unit	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)
Office	¥1,576,809	¥1,513,919	+	4.2
Imaging System	897,652	941,029	-	4.6
Industry and Others	358,440	282,070	+	27.1
Eliminations	(75,268)	(69,702)		-

Total	¥2,757,633	¥2,667,316	+	3.4

	Millions of yen
Sales by region	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)
Japan	¥510,543	¥516,563	-	1.2
Overseas:
Americas	832,826	726,645	+	14.6
Europe	773,639	778,109	-	0.6
Asia and Oceania	640,625	645,999	-	0.8

	2,247,090	2,150,753	+	4.5

Total	¥2,757,633	¥2,667,316	+	3.4

Notes: 1. The primary products included in each of the segments are as follows:

Office Business Unit :

Office multifunction devices (MFDs) / Laser multifunction printers (MFPs) / Laser printers / Digital production printing systems / High speed continuous feed printers / Wide-format printers / Document solutions

Imaging System Business Unit :

Interchangeable lens digital cameras / Digital compact cameras / Digital camcorders / Digital cinema cameras / Interchangeable lenses / Compact photo printers / Inkjet printers / Large-format inkjet printers / Commercial photo printers / Image scanners / Multimedia projectors / Broadcast equipment / Calculators

Industry and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / Digital radiography systems / Ophthalmic equipment / Vacuum thin-film deposition equipment / Organic LED (OLED) panel manufacturing equipment / Die bonders / Micromotors / Network cameras / Handy terminals / Document scanners

           2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014
Cash flows from operating activities:
Consolidated net income	¥158,032	¥192,924
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	201,475	190,089
Loss on disposal of fixed assets	4,582	7,936
Deferred income taxes	(6,510)	(2,802)
Decrease in trade receivables	92,140	76,748
Increase in inventories	(76,601)	(14,179)
Increase in trade payables	9,980	3,196
Decrease in accrued income taxes	(21,868)	(10,722)
Decrease in accrued expenses	(3,854)	(120)
Increase (decrease) in accrued (prepaid) pension and severance cost	5,224	(6,618)
Other, net	(31,768)	(37,902)

Net cash provided by operating activities	330,832	398,550
Cash flows from investing activities:
Purchases of fixed assets	(175,268)	(160,629)
Proceeds from sale of fixed assets	2,464	3,096
Purchases of available-for-sale securities	(98)	(266)
Proceeds from sale and maturity of available-for-sale securities	183	2,572
(Increase) decrease in time deposits, net	53,052	(33,542)
Acquisitions of subsidiaries, net of cash acquired	(241,386)	(53,285)
Purchases of other investments	(1,103)	-
Other, net	(2,309)	10,664

Net cash used in investing activities	(364,465)	(231,390)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	557	848
Repayments of long-term debt	(997)	(1,430)
Increase (decrease) in short-term loans, net	18	(50)
Dividends paid	(174,711)	(145,790)
Repurchases of treasury stock, net	799	(100,000)
Other, net	(35,624)	(4,279)

Net cash used in financing activities	(209,958)	(250,701)
Effect of exchange rate changes on cash and cash equivalents	(19,742)	1,958

Net change in cash and cash equivalents	(263,333)	(81,583)
Cash and cash equivalents at beginning of period	844,580	788,909

Cash and cash equivalents at end of period	¥581,247	¥707,326

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

      Not applicable.

6. SEGMENT INFORMATION

(1)  SEGMENT INFORMATION BY BUSINESS UNIT

Results for the third quarter	Millions of yen
	Three months ended September 30, 2015		Three months ended September 30, 2014		Change(%)
Office
Net sales:
External customers		¥510,099		¥481,621	+	5.9
Intersegment		625		629	-	0.6

Total		510,724		482,250	+	5.9

Operating cost and expenses		443,480		424,358	+	4.5

Operating profit		¥67,244		¥57,892	+	16.2

Imaging System
Net sales:
External customers		¥302,166		¥315,658	-	4.3
Intersegment		294		175	+	68.0

Total		302,460		315,833	-	4.2

Operating cost and expenses		260,754		272,487	-	4.3

Operating profit		¥41,706		¥43,346	-	3.8

Industry and Others
Net sales:
External customers		¥113,517		¥74,929	+	51.5
Intersegment		25,253		22,054	+	14.5

Total		138,770		96,983	+	43.1

Operating cost and expenses		138,149		101,935	+	35.5

Operating profit		¥621		¥(4,952)	-

Corporate and Eliminations
Net sales:
External customers		¥-		¥-		-
Intersegment		(26,172)		(22,858)		-

Total		(26,172)		(22,858)		-

Operating cost and expenses		6,140		1,596		-

Operating profit		¥(32,312)		¥(24,454)		-

Consolidated
Net sales:
External customers		¥925,782		¥872,208	+	6.1
Intersegment	-		-		-

Total		925,782		872,208	+	6.1

Operating cost and expenses		848,523		800,376	+	6.0

Operating profit		¥77,259		¥71,832	+	7.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)
Office
Net sales:
External customers	¥1,574,880	¥1,511,439	+	4.2
Intersegment	1,929	2,480	-	22.2

Total	1,576,809	1,513,919	+	4.2

Operating cost and expenses	1,358,466	1,295,451	+	4.9

Operating profit	¥218,343	¥218,468	-	0.1

Imaging System
Net sales:
External customers	¥896,723	¥940,543	-	4.7
Intersegment	929	486	+	91.2

Total	897,652	941,029	-	4.6

Operating cost and expenses	776,339	804,695	-	3.5

Operating profit	¥121,313	¥136,334	-	11.0

Industry and Others
Net sales:
External customers	¥286,030	¥215,334	+	32.8
Intersegment	72,410	66,736	+	8.5

Total	358,440	282,070	+	27.1

Operating cost and expenses	368,735	297,130	+	24.1

Operating profit	¥(10,295)	¥(15,060)		-

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(75,268)	(69,702)		-

Total	(75,268)	(69,702)		-

Operating cost and expenses	5,925	5,020		-

Operating profit	¥(81,193)	¥(74,722)		-

Consolidated
Net sales:
External customers	¥2,757,633	¥2,667,316	+	3.4
Intersegment	-	-		-

Total	2,757,633	2,667,316	+	3.4

Operating cost and expenses	2,509,465	2,402,296	+	4.5

Operating profit	¥248,168	¥265,020	-	6.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

(2) SEGMENT INFORMATION BY GEOGRAPHIC AREA

Results for the third quarter	Millions of yen
	Three months ended September 30, 2015	Three months ended September 30, 2014	Change(%)
Japan
Net sales:
External customers	¥201,379	¥183,294	+	9.9
Intersegment	469,343	442,120	+	6.2

Total	670,722	625,414	+	7.2

Operating cost and expenses	572,295	561,124	+	2.0

Operating profit	¥98,427	¥64,290	+	53.1

Americas
Net sales:
External customers	¥288,935	¥244,427	+	18.2
Intersegment	4,796	2,696	+	77.9

Total	293,731	247,123	+	18.9

Operating cost and expenses	291,579	240,467	+	21.3

Operating profit	¥2,152	¥6,656	-	67.7

Europe
Net sales:
External customers	¥251,115	¥243,446	+	3.2
Intersegment	39,254	14,909	+	163.3

Total	290,369	258,355	+	12.4

Operating cost and expenses	283,710	260,574	+	8.9

Operating profit	¥6,659	¥(2,219)		-

Asia and Oceania
Net sales:
External customers	¥184,353	¥201,041	-	8.3
Intersegment	253,143	213,361	+	18.6

Total	437,496	414,402	+	5.6

Operating cost and expenses	419,448	391,324	+	7.2

Operating profit	¥18,048	¥23,078	-	21.8

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(766,536)	(673,086)		-

Total	(766,536)	(673,086)		-

Operating cost and expenses	(718,509)	(653,113)		-

Operating profit	¥(48,027)	¥(19,973)		-

Consolidated
Net sales:
External customers	¥925,782	¥872,208	+	6.1
Intersegment	-	-		-

Total	925,782	872,208	+	6.1

Operating cost and expenses	848,523	800,376	+	6.0

Operating profit	¥77,259	¥71,832	+	7.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Results for the nine months	Millions of yen
	Nine months ended September 30, 2015	Nine months ended September 30, 2014	Change(%)
Japan
Net sales:
External customers	¥593,040	¥604,488	-	1.9
Intersegment	1,353,903	1,279,697	+	5.8

Total	1,946,943	1,884,185	+	3.3

Operating cost and expenses	1,700,963	1,631,827	+	4.2

Operating profit	¥245,980	¥252,358	-	2.5

Americas
Net sales:
External customers	¥828,364	¥725,261	+	14.2
Intersegment	15,352	5,197	+	195.4

Total	843,716	730,458	+	15.5

Operating cost and expenses	824,932	715,006	+	15.4

Operating profit	¥18,784	¥15,452	+	21.6

Europe
Net sales:
External customers	¥775,443	¥777,023	-	0.2
Intersegment	77,806	40,902	+	90.2

Total	853,249	817,925	+	4.3

Operating cost and expenses	840,260	814,744	+	3.1

Operating profit	¥12,989	¥3,181	+	308.3

Asia and Oceania
Net sales:
External customers	¥560,786	¥560,544	+	0.0
Intersegment	712,799	601,283	+	18.5

Total	1,273,585	1,161,827	+	9.6

Operating cost and expenses	1,216,481	1,105,807	+	10.0

Operating profit	¥57,104	¥56,020	+	1.9

Corporate and Eliminations
Net sales:
External customers	¥-	¥-		-
Intersegment	(2,159,860)	(1,927,079)		-

Total	(2,159,860)	(1,927,079)		-

Operating cost and expenses	(2,073,171)	(1,865,088)		-

Operating profit	¥(86,689)	¥(61,991)		-

Consolidated
Net sales:
External customers	¥2,757,633	¥2,667,316	+	3.4
Intersegment	-	-		-

Total	2,757,633	2,667,316	+	3.4

Operating cost and expenses	2,509,465	2,402,296	+	4.5

Operating profit	¥248,168	¥265,020	-	6.4

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

7. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

     None.

8. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

(1)  GROUP POSITION

1.	Number of Group Companies

	September 30, 2015	December 31, 2014	Change
Subsidiaries	304	261	43
Affiliates	5	7	(2)
Total	309	268	41

2.	Change in Group Entities

Subsidiaries
Addition:	47 companies
Removal:	4 companies

Affiliates (Carried at Equity Basis)
Removal:	2 companies

3.	Subsidiaries Listed on Domestic Stock Exchange

Tokyo Stock Exchange (1st section): Canon Marketing Japan Inc., Canon Electronics Inc.

(2)  SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

Canon Inc.

Oct. 27, 2015

CONSOLIDATED RESULTS FOR THE THIRD QUARTER

AND NINE MONTHS ENDED SEPTEMBER 30, 2015

SUPPLEMENTARY REPORT

TABLE OF CONTENTS

PAGE

1.	SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	S 1

2.	SEGMENT INFORMATION BY BUSINESS UNIT	S 2

3.	OTHER INCOME / DEDUCTIONS	S 2

4.	BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT	S 3

5.	SALES GROWTH IN LOCAL CURRENCY (Year over year)	S 3

6.	PROFITABILITY	S 4

7.	IMPACT OF FOREIGN EXCHANGE RATES	S 4

8.	STATEMENTS OF CASH FLOWS	S 4

9.	R&D EXPENDITURE	S 5

10.	INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION	S 5

11.	INVENTORIES	S 5

12.	DEBT RATIO	S 5

13.	OVERSEAS PRODUCTION RATIO	S 5

14.	NUMBER OF EMPLOYEES	S 5

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

Canon Inc.

1. SALES BY GEOGRAPHIC AREA AND BUSINESS UNIT	(Millions of yen)

	2015			2014			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Japan
Office	88,719	280,473	-	86,568	283,258	380,594	+2.5%	-1.0%	-
Imaging System	45,045	131,781	-	43,210	136,466	207,281	+4.2%	-3.4%	-
Industry and Others	36,099	98,289	-	30,518	96,839	136,442	+18.3%	+1.5%	-
Total	169,863	510,543	728,400	160,296	516,563	724,317	+6.0%	-1.2%	+0.6%
Overseas
Office	421,380	1,294,407	-	395,053	1,228,181	1,695,194	+6.7%	+5.4%	-
Imaging System	257,121	764,942	-	272,448	804,077	1,135,220	-5.6%	-4.9%	-
Industry and Others	77,418	187,741	-	44,411	118,495	172,521	+74.3%	+58.4%	-
Total	755,919	2,247,090	3,091,600	711,912	2,150,753	3,002,935	+6.2%	+4.5%	+3.0%
Americas
Office	185,315	537,274	-	160,979	472,967	656,783	+15.1%	+13.6%	-
Imaging System	80,608	242,077	-	76,181	232,551	345,707	+5.8%	+4.1%	-
Industry and Others	25,104	53,475	-	7,784	21,127	34,010	+222.5%	+153.1%	-
Total	291,027	832,826	1,152,300	244,944	726,645	1,036,500	+18.8%	+14.6%	+11.2%
Europe
Office	151,415	494,996	-	153,735	497,702	689,275	-1.5%	-0.5%	-
Imaging System	82,645	239,719	-	81,462	257,610	367,050	+1.5%	-6.9%	-
Industry and Others	16,423	38,924	-	8,653	22,797	34,159	+89.8%	+70.7%	-
Total	250,483	773,639	1,070,200	243,850	778,109	1,090,484	+2.7%	-0.6%	-1.9%
Asia and Oceania
Office	84,650	262,137	-	80,339	257,512	349,136	+5.4%	+1.8%	-
Imaging System	93,868	283,146	-	114,805	313,916	422,463	-18.2%	-9.8%	-
Industry and Others	35,891	95,342	-	27,974	74,571	104,352	+28.3%	+27.9%	-
Total	214,409	640,625	869,100	223,118	645,999	875,951	-3.9%	-0.8%	-0.8%
Intersegment
Office	625	1,929	-	629	2,480	2,944	-0.6%	-22.2%	-
Imaging System	294	929	-	175	486	693	+68.0%	+91.2%	-
Industry and Others	25,253	72,410	-	22,054	66,736	89,802	+14.5%	+8.5%	-
Eliminations	(26,172)	(75,268)	-	(22,858)	(69,702)	(93,439)	-	-	-
Total	0	0	0	0	0	0	-	-	-
Total
Office	510,724	1,576,809	2,126,800	482,250	1,513,919	2,078,732	+5.9%	+4.2%	+2.3%
Imaging System	302,460	897,652	1,255,500	315,833	941,029	1,343,194	-4.2%	-4.6%	-6.5%
Industry and Others	138,770	358,440	538,200	96,983	282,070	398,765	+43.1%	+27.1%	+35.0%
Eliminations	(26,172)	(75,268)	(100,500)	(22,858)	(69,702)	(93,439)	-	-	-
Total	925,782	2,757,633	3,820,000	872,208	2,667,316	3,727,252	+6.1%	+3.4%	+2.5%

(P)=Projection

- S1 -

Canon Inc.

2. SEGMENT INFORMATION BY BUSINESS UNIT	(Millions of yen)

	2015			2014			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Office
External customers	510,099	1,574,880	2,124,500	481,621	1,511,439	2,075,788	+5.9%	+4.2%	+2.3%
Intersegment	625	1,929	2,300	629	2,480	2,944	-0.6%	-22.2%	-21.9%
Total sales	510,724	1,576,809	2,126,800	482,250	1,513,919	2,078,732	+5.9%	+4.2%	+2.3%
Operating profit	67,244	218,343	295,400	57,892	218,468	292,057	+16.2%	-0.1%	+1.1%
% of sales	13.2%	13.8%	13.9%	12.0%	14.4%	14.0%	-	-	-
Imaging System
External customers	302,166	896,723	1,254,300	315,658	940,543	1,342,501	-4.3%	-4.7%	-6.6%
Intersegment	294	929	1,200	175	486	693	+68.0%	+91.2%	+73.2%
Total sales	302,460	897,652	1,255,500	315,833	941,029	1,343,194	-4.2%	-4.6%	-6.5%
Operating profit	41,706	121,313	188,500	43,346	136,334	194,601	-3.8%	-11.0%	-3.1%
% of sales	13.8%	13.5%	15.0%	13.7%	14.5%	14.5%	-	-	-
Industry and Others
External customers	113,517	286,030	441,200	74,929	215,334	308,963	+51.5%	+32.8%	+42.8%
Intersegment	25,253	72,410	97,000	22,054	66,736	89,802	+14.5%	+8.5%	+8.0%
Total sales	138,770	358,440	538,200	96,983	282,070	398,765	+43.1%	+27.1%	+35.0%
Operating profit	621	(10,295)	(15,000)	(4,952)	(15,060)	(21,801)	-	-	-
% of sales	0.4%	-2.9%	-2.8%	-5.1%	-5.3%	-5.5%	-	-	-
Corporate and Eliminations
External customers	-	-	-	-	-	-	-	-	-
Intersegment	(26,172)	(75,268)	(100,500)	(22,858)	(69,702)	(93,439)	-	-	-
Total sales	(26,172)	(75,268)	(100,500)	(22,858)	(69,702)	(93,439)	-	-	-
Operating profit	(32,312)	(81,193)	(103,900)	(24,454)	(74,722)	(101,368)	-	-	-
Consolidated
External customers	925,782	2,757,633	3,820,000	872,208	2,667,316	3,727,252	+6.1%	+3.4%	+2.5%
Intersegment	-	-	-	-	-	-	-	-	-
Total sales	925,782	2,757,633	3,820,000	872,208	2,667,316	3,727,252	+6.1%	+3.4%	+2.5%
Operating profit	77,259	248,168	365,000	71,832	265,020	363,489	+7.6%	-6.4%	+0.4%
% of sales	8.3%	9.0%	9.6%	8.2%	9.9%	9.8%	-	-	-
							(P)=Projection

3. OTHER INCOME / DEDUCTIONS								(Millions of yen)
	2015			2014			Change year over year
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year	3rd quarter	YTD	Year
Interest and dividend, net	882	3,794	3,900	1,706	5,389	7,406	(824)	(1,595)	(3,506)
Forex gain (loss)	(5,614)	(21,140)	(24,600)	5,684	(1,971)	2,628	(11,298)	(19,169)	(27,228)
Equity earnings of affiliated companies	30	337	0	98	310	478	(68)	+27	(478)
Other, net	1,404	7,318	10,700	844	7,582	9,238	+560	(264)	+1,462
Total	(3,298)	(9,691)	(10,000)	8,332	11,310	19,750	(11,630)	(21,001)	(29,750)
							(P)=Projection

- S2 -

Canon Inc.

4. BREAKDOWN OF PRODUCT SALES WITHIN BUSINESS UNIT
	2015			2014
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office
Monochrome copiers	16%	15%	16%	16%	16%	16%
Color copiers	19%	20%	21%	19%	19%	19%
Printers	41%	42%	40%	42%	42%	42%
Others	24%	23%	23%	23%	23%	23%
Imaging System
Cameras	62%	63%	62%	65%	65%	64%
Inkjet printers	28%	28%	29%	27%	27%	27%
Others	10%	9%	9%	8%	8%	9%
Industry and Others
Lithography equipment	25%	22%	23%	25%	23%	23%
Others	75%	78%	77%	75%	77%	77%
						(P)=Projection

5. SALES GROWTH IN LOCAL CURRENCY (Year over year)
	2015
	3rd quarter	YTD	Year (P)
Office
Japan	+2.5%	-1.0%	-
Overseas	-3.5%	-4.0%	-
Total	-2.4%	-3.5%	-3.3%
Imaging System
Japan	+4.2%	-3.4%	-
Overseas	-13.1%	-12.5%	-
Total	-10.7%	-11.1%	-11.0%
Industry and Others
Japan	+18.3%	+1.5%	-
Overseas	+70.8%	+54.5%	-
Total	+41.5%	+25.4%	+33.8%
Total
Japan	+6.0%	-1.2%	+0.6%
Overseas	-2.5%	-4.0%	-3.1%
Americas	+2.3%	-2.0%	-1.7%
Europe	+2.0%	+0.2%	-0.1%
Asia and Oceania	-12.9%	-11.2%	-8.5%
Total	-1.0%	-3.4%	-2.4%
			(P)=Projection

- S3 -

					Canon Inc.
6. PROFITABILITY
	2015		2014
	YTD	Year (P)	YTD	Year
ROE *1	6.9%	7.6%	8.6%	8.7%
ROA *2	4.6%	5.0%	5.9%	5.9%
*1 Return on Equity ; Based on Net Income attributable to Canon Inc. and Total Canon Inc. Shareholders’ Equity				(P)=Projection
*2 Return on Assets ; Based on Net Income attributable to Canon Inc.

7. IMPACT OF FOREIGN EXCHANGE RATES
(1) Exchange rates							(Yen)
	2015				2014
	3rd quarter	YTD	4th quarter (P)	Year (P)	3rd quarter	YTD	Year
Yen/US$	122.12	120.96	120.00	120.71	104.22	103.01	106.18
Yen/Euro	135.93	134.74	135.00	134.82	137.78	139.53	140.62
							(P)=Projection

(2) Impact of foreign exchange rates on sales (Year over year)			(Billions of yen)
	2015
	3rd quarter	YTD	Year (P)
US$	+50.2	+155.5	+169.1
Euro	(3.6)	(25.0)	(41.1)
Other currencies	+5.8	+22.8	+20.1
Total	+52.4	+153.3	+148.1
			(P)=Projection

(3) Impact of foreign exchange rates per yen	(Billions of yen)
	2015
	4th quarter (P)
On sales
US$	3.6
Euro	1.8
On operating profit
US$	1.3
Euro	0.8
	(P)=Projection

8. STATEMENTS OF CASH FLOWS					(Millions of yen)
	2015			2014
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Net cash provided by operating activities	106,120	330,832	465,000	104,063	398,550	583,927
Net cash used in investing activities	(58,459)	(364,465)	(445,000)	(89,323)	(231,390)	(269,298)
Free cash flow	47,661	(33,633)	20,000	14,740	167,160	314,629
Net cash used in financing activities	(86,393)	(209,958)	(210,000)	(74,314)	(250,701)	(300,886)
Effect of exchange rate changes on cash and cash equivalents	(6,986)	(19,742)	(24,600)	22,216	1,958	41,928
Net change in cash and cash equivalents	(45,718)	(263,333)	(214,600)	(37,358)	(81,583)	55,671
Cash and cash equivalents at end of period	581,247	581,247	630,000	707,326	707,326	844,580
					(P)=Projection

- S4 -

Canon Inc.

9. R&D EXPENDITURE						(Millions of yen)
	2015			2014
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Office	25,692	80,310	-	23,758	74,457	104,391
Imaging System	22,139	67,027	-	20,262	62,228	87,510
Industry and Others	16,245	46,614	-	6,402	19,145	26,516
Corporate and Eliminations	18,197	51,254	-	24,705	71,002	90,562
Total	82,273	245,205	325,000	75,127	226,832	308,979
% of sales	8.9%	8.9%	8.5%	8.6%	8.5%	8.3%
						(P)=Projection

10. INCREASE IN PP&E & DEPRECIATION AND AMORTIZATION						(Millions of yen)
	2015			2014
	3rd quarter	YTD	Year (P)	3rd quarter	YTD	Year
Increase in PP&E	44,295	148,326	195,000	42,277	127,294	182,343
Depreciation and amortization	69,498	201,475	270,000	66,574	190,089	263,480
						(P)=Projection

11. INVENTORIES

(1) Inventories			(Millions of yen)
	2015	2014	Difference
	Sep.30	Dec.31
Office	251,330	238,344	+12,986
Imaging System	195,578	168,802	+26,776
Industry and Others	148,163	121,021	+27,142
Total	595,071	528,167	+66,904

(2) Inventories/Sales*			(Days)
	2015	2014	Difference
	Sep.30	Dec.31
Office	44	42	2
Imaging System	56	43	+13
Industry and Others	124	132	(8)
Total	57	50	+7
*Index based on the previous six months sales.

12. DEBT RATIO
	2015	2014	Difference
	Sep.30	Dec.31
Total debt / Total assets	0.0%	0.0%	0.0%

13. OVERSEAS PRODUCTION RATIO*
	2015	2014
	YTD	Year
Overseas production ratio	48%	45%

*From the 2nd quarter of 2015, the method used to calculate the overseas production ratio has changed. The distinctions between domestic and overseas of parts supplied overseas from Japan as well as other adjustments have been made to more accurately reflect the underlying reality. Past figures have been adjusted to conform to the new method of calculation.

14. NUMBER OF EMPLOYEES
	2015	2014	Difference
	Sep.30	Dec.31
Japan	68,753	69,201	(448)
Overseas	123,523	122,688	+835
Total	192,276	191,889	+387

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